

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Kevin D. Struzeski
Chief Financial Officer
Carbon Natural Gas Company
1700 Broadway, Suite 2020
Denver, Colorado 80290

**Re: Carbon Natural Gas Company
Amendment No. 3 to Registration Statement on Form S-1
Filed November 17, 2011
File No. 333-176287**

Dear Mr. Struzeski:

We have reviewed your amended registration statement and letter dated November 17, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Description of the Business, page 26

Preparation of Reserve Estimates, page 35

1. We have reviewed the supplemental information regarding analogy wells which you furnished to us in response to prior comment number 2. We note that these analogy wells have a median value that appears to be significantly less than the median of your PUD locations. Please amend your document to disclose reserves that are consistent with these analogy values or explain to us the technical justifications for your higher EUR estimates. Describe to us other PUD reserve estimates, if any, where you have used this methodology.

2.   Proved reserves are estimated to be reasonably certain of economic recovery. This requires that proved EURs be much more likely either to remain constant or to increase as more technical information is accumulated. In this regard, we note your use of "b" exponents larger than 1 in hyperbolic decline type curves for wells with short term production histories. Since such "b" exponent values tend to decrease with more production history (more technical information accumulated), the resulting EURs have lower (not higher) values. Please reconcile this outcome with the requirement that your proved reserves should be reasonably certain of economic recovery. We may have additional comment.

Notes to Consolidated Financial Statements, page F-8

Estimated Proved Oil and Gas Reserves, page F-25

3.   In part, your prior response 10 to our September 3, 2011 letter presented the portion of your company reserves scheduled for production in the first 20, 30 and 40 years from year-end 2010. Please amend your document to disclose these three figures along with reasonable explanation here and under "Reserves", page 34. Refer to FASB ASC paragraph 932-235-50-10.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
         Theresa M. Mehringer
         Burns Figa & Will P.C.